FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June, 2007

Commission File Number 0-21392

AMARIN CORPORATION PLC
(Translation of registrant's name into English)

110 Cannon Street, London EC4N 6AR, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This report on Form 6-K is hereby incorporated by reference in (a) the registration statement on Form F-3 (Registration No. 333-104748) of Amarin Corporation plc and in the prospectus contained therein, (b) the registration statement on Form F-3 (Registration No. 333-13200) of Amarin Corporation plc and in the prospectus contained therein, (c) the registration statement on Form F-3 (Registration No. 333-12642) of Amarin Corporation plc and in the prospectus contained therein, (d) the registration statement on Form F-3 (Registration No. 333-121431) of Amarin Corporation plc and in the prospectus contained therein, (e) the registration statement on Form F-3 (Registration No. 333-121760) of Amarin Corporation plc and in the prospectus contained therein and (f) the registration statement on Form F-3 (Registration No. 333-135718) of Amarin Corporation plc and in the prospectus contained therein, and this report on Form 6-K shall be deemed a part of each such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by Amarin Corporation plc under the Securities Act of 1933 or the Securities Exchange Act of 1934.

This report on Form 6-K shall not constitute an offer to sell, or the solicitation of an offer to buy, the securities described herein, nor shall there be any sale of these securities in any jurisdiction or state in which such offer, solicitation or sale would be unlawful.

Equity Credit Agreement

On June 1, 2007, Amarin Corporation plc (“we” or “us”) entered into what is sometimes termed an equity line of credit arrangement with Brittany Capital Management Ltd. (“Brittany”).  Specifically, we entered into an Equity Credit Agreement with Brittany (the “Agreement”) that provides that, upon the terms and subject to the conditions set forth therein, Brittany is committed to purchase up to $15,000,000 of our American Depositary Shares (“ADSs”) over the 36-month term of the Agreement.  499,168 ADSs were issued to Brittany in payment of an underwriting fee upon execution and delivery of the Agreement.

From time to time during the term of the Agreement, and at our sole discretion, we may present Brittany with “put” notices requiring Brittany to purchase a specified dollar amount of ADSs, subject to a maximum per put equal to the lesser of $3,000,000 or 300% of the weighted average volume of the ADSs over the 20 days preceding the put, and further subject to the satisfaction of customary closing conditions.  Brittany will not be required to purchase ADSs to the extent doing so would cause it to own more that 4.999% of our outstanding ordinary shares or require a shareholder vote under applicable Nasdaq rules or the UK Companies Act.  Only two put notices are allowed to be outstanding at any one time.  We are not required to sell any ADSs under the Agreement.

Once presented with a put notice, Brittany is required to purchase ADSs for the dollar amount specified in the put notice at a purchase price equal to the average closing bid price of the ADSs over (at our option) the 5- or 10-day period following the date of the notice less a discount of 4%.  If the closing bid price of the ADSs on any trading day during the 5- or 10-day (as applicable) pricing period falls below 93% of the closing bid price on the day before the put notice was given, the Agreement provides that the amount of ADSs that Brittany is required to purchase will be proportionally reduced or, after 3 such days, reduced to 1/5 or 1/10, as the case may be, of the amount specified in the put notice.

We can unilaterally terminate the Agreement at any time.  Brittany can terminate the Agreement if our Registration Statement on Form F-3 (File No. 333-135178) (the “Registration Statement”) ceases to be effective for 60 days as a result of certain corporate developments, if our ADSs cease to be listed on a principal trading market for 60 days or if we merge with or sell all or substantially all of our assets to another entity that does not assume our obligations under the Agreement.

Brittany has agreed that during the term of and for a period of ninety (90) days after the termination of the Agreement, neither Brittany nor any of its affiliates, nor any entities they manage, will, directly or indirectly, sell any of our ordinary shares (including ADSs) that they do not own or have the unconditional right to receive.  Brittany has agreed that during the period described above none of the entities described above will enter into a short position with respect to our ADSs except that Brittany may sell such number of ADSs as it would be reasonable to estimate that Brittany will be obligated to purchase under a pending put notice but has not yet taken possession of, so long as Brittany covers any such sales with the ADSs purchased pursuant to such put notice.

As described above, the number of ADSs to be issued by us in connection with any put, and purchase price per ADS, will not be known until the applicable pricing period is complete.  Accordingly, we do not expect that we will publicly announce the issuance by us of a put notice to Brittany, if any, until the completion of the applicable pricing period.  Following completion of each pricing period, we will file with the U.S. Securities and Exchange Commission (the “SEC”) a prospectus supplement under the Registration Statement covering such sale of ADSs.

In addition to our issuance of ADSs to Brittany pursuant to the Agreement, the Registration Statement also covers the sale of those ADSs from time to time by Brittany to the public.  Brittany is an “underwriter” within the meaning of Section 2(a)(11) of the U.S. Securities Act of 1933, as amended (the “Securities Act”).

Unless  Brittany notifies us that it will use a different broker-dealer and we have filed a prospectus supplement to the Registration Statement, Brittany will use an unaffiliated broker-dealer to effectuate all sales, if any, of ADSs that it may purchase from us pursuant to the Agreement.  Such sales will be made on the Nasdaq Capital Market at prices and at terms then prevailing or at prices related to the then current market price.  Each such unaffiliated broker-dealer will be an underwriter within the meaning of Section 2(a)(11) of the Securities Act.  Each such broker-dealer will receive commissions from Brittany which will not exceed customary brokerage commissions.  Brittany also will pay other expenses associated with the sale of the ADSs it acquires pursuant to the Agreement.  ADSs issued to Brittany may be sold in one or more of the following manners:

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers; or

•	a block trade in which the broker or dealer so engaged will attempt to sell the ADSs as agent, but may position and resell a portion of the block as principal to facilitate the transaction.

Brittany and any unaffiliated broker-dealer will be subject to liability under the federal securities laws and must comply with the requirements of the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including without limitation, Rule l0b-5 and Regulation M under the Exchange Act.  These rules and regulations may limit the timing of purchases and sales of ADSs by Brittany or any unaffiliated broker-dealer.  Under these rules and regulations, Brittany and any unaffiliated broker-dealer:

•	may not engage in any stabilization activity in connection with our securities;

•
must furnish each broker which offers ADSs covered by the prospectus that is a part of our Registration Statement with the number of copies of such prospectus and any prospectus supplement which are required by each broker; and

•	may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities other than as permitted under the Exchange Act.

These restrictions may affect the marketability of the ADSs by Brittany and any unaffiliated broker-dealer.

We have agreed to indemnify and hold harmless Brittany, its officers, directors, employees and agents and each person who controls Brittany against certain liabilities which may be based upon, among other things, any misrepresentation, breach or failure to perform under the Agreement, except to the extent arising out of Brittany’s failure to perform under the Agreement or their gross negligence, recklessness, bad faith or willful misconduct.  We have agreed to pay up to $15,000 of Brittany’s reasonable legal expenses for the preparation of the Agreement.  Brittany has agreed to indemnify and hold harmless us, our officers, directors, employees and agents and each person who controls us against certain liabilities which may be based upon, among other things, any misrepresentation, breach or failure to perform under the Agreement, except to the extent arising out of our failure to perform under the Agreement or our or their gross negligence, recklessness, bad faith or willful misconduct.

The foregoing description is qualified in its entirety by reference to the Agreement, a copy of which is attached hereto as Exhibit 1 and incorporated by reference herein.

We have agreed to pay to ProSeed Capital Holdings CVA, for advisory services in connection with the Agreement, a fee consisting of $60,000 in cash upon signing of the Agreement, 3-year warrants to purchase 30,000 ADSs at an exercise price equal to today’s closing sale price and 3.5% of the first $5 million of proceeds received by us under the Agreement.  In addition, we have agreed to pay an amount equal to any applicable value added tax, or VAT, arising from the payments described in this paragraph.

EXHIBIT LIST

Exhibit	Description

1	Equity Credit Agreement by and between Amarin Corporation plc and Brittany Capital Management Ltd. dated June 1, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMARIN CORPORATION PLC

By: /s/ Tom Maher
Tom Maher
General Counsel

Date: June 1, 2007